November 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel Porco

Re:	Withdrawal of Registration Statement (RW)
CLS Holdings USA, Inc. - Registration Statement on Form S-1
File No.: 333-210851

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), CLS Holdings USA, Inc. (the "Company") hereby requests immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-210851), which was filed with the Securities and Exchange Commission (the "Commission") on April 21, 2016 and amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 on June 2, 2016, July 11, 2016 and October 11, 2016, respectively, along the exhibits thereto (collectively, the "Registration Statement").

Pursuant to a conversation with the Commission and our legal counsel, the Company has been requested by the Commission to (i) withdraw the Registration Statement (which is registering securities of an “equity line” financing arrangement) due to an amendment to the equity line required by the Commission subsequent to original filing of the Registration Statement in April 2016 and (ii) refile a new Form S-1 registration statement registering the securities of the amended equity line.  The Company desires to withdraw the Registration Statement and intends to refile a new Form S-1 registration statement as requested by the Commission registering the securities of the amended equity line (“New Registration Statement”).  The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements, including the New Registration Statement.

The Company confirms that no securities included in the Registration Statement have been or will be distributed, issued or sold by the Selling Stockholder named therein pursuant to the Registration Statement. Furthermore, there was no circulation of the Registration Statement as the Registration Statement was not declared effective by the Commission.

If you have any questions regarding this application for withdrawal, please contact either me or the Company’s securities attorney Laura Anthony, Esq. of Legal & Compliance, LLC at (561) 514-0936 or lanthony@legalandcompliance.com.

Very truly yours,

/s/ Jeffrey Binder
Jeffrey Binder
Chief Executive Officer